Exhibit 12.1

FIRST FOUNDATION INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown. For purposes of computing the ratios, earnings represent income before taxes on income, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. The estimate of the interest within rental expense was calculated by using one-third of our total rental expense, which we believe is a reasonable approximation of the interest component of rental expense. Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

(dollars in thousands)	For the Nine Months Ended September 30,	For the Year Ended
	2016	2015	2014	2013	2012	2011

Earnings available for fixed charges, excluding interest on deposits:
Income before taxes on income	$27,735	$22,832	$14,821	$9,481	$7,808	$9,098
Fixed charges: excluding deposit interest	2,744	2,527	1,982	1,210	807	499
Total	$30,479	$25,359	$16,803	$10,691	$8,615	$9,597

Earnings available for fixed charges:
Income before taxes on income	$27,735	$22,832	$14,821	$9,481	$7,808	$9,098
Total fixed charges	8,938	7,413	5,568	4,377	3,725	3,290
Total	$36,973	$30,245	$20,389	$13,858	$11,533	$12,388

Fixed Charges:
Interest expense, excluding deposit interest	$1,636	$1,395	$998	$340	$227	$90
Interest within rental expense	1,108	1,132	984	870	580	409
Fixed charges: excluding deposit interest	2,744	2,527	1,982	1,210	807	499
Deposit interest	6,194	4,886	3,586	3,167	2,918	2,791
Total fixed charges	$8,938	$7,413	$5,568	$4,377	$3,725	$3,290

Ratio of Earnings to Fixed Charges:
Excluding deposit interest	11.11	10.04	8.48	8.84	10.68	19.23
Total	4.10	4.08	3.66	3.17	3.10	3.77